EXHIBIT 1

TONTINE CAPITAL PARTNERS, L.P.

55 Railroad Avenue, Third Floor, Greenwich, CT 06830, (203) 769-2000

FAX: (203) 769-2010

CONFIDENTIAL

February 8, 2006

Mr. Robert E. Prince
President and Chief Executive Officer
Duratek, Inc.

10100 Old Columbia Road

Columbia, MD 21046

Dear Bob:

As you are aware, Tontine Capital Partners, L.P. (“Tontine Capital”) is a significant investor in Duratek, Inc. (“Duratek” or the “Company”).  As a result of such investment position, our corresponding familiarity with the Company, as well as our active participation as an investor in the industry and markets in which Duratek operates, we are highly optimistic on the future prospects for the Company.  It is with this background that I write to you with a high degree of disappointment in the Company’s recent announcement that it has entered into a definitive agreement to be acquired by EnergySolutions, LLC (“EnergySolutions”) along the terms outlined in the Agreement and Plan of Merger dated February 6, 2006 (the “Merger Agreement”) and the process undertaken by the Company with respect to its sale, as we understand it based upon conversations with senior management of the Company.  Such terms and process are particularly concerning in light of the strength in the overall merger and acquisition market and the recent significant acquisition activity in the markets that you serve.

With respect to the announced terms of the transaction, we strongly believe that $22.00 per share does not adequately reflect the fair value of the Company in the context of a change of control.  We further note that the Company’s stock has traded above $28.00 per share within the last twelve months and that the future outlook for the markets that Duratek serves has never been more robust.  In addition, the Merger Agreement and related documentation appears to contemplate that the closing may not occur for up to twelve months, an unusually long period for a transaction of this type without a mechanism for increasing the purchase price should the value of the Company increase in the interim.

With respect to the process that we understand Duratek has undertaken in connection with the Board’s decision to sell the Company, we are extremely concerned by the apparent lack of any exploration of alternative proposals for the acquisition of the Company.  Specifically, the acceptance of a negotiated transaction with EnergySolutions in the absence of a thorough market check, particularly in light of the recent industry merger and acquisition activity is, to say the least, perplexing.  Furthermore, the granting of a “break-up fee” in the amount of approximately $8.6 million (or $0.58 per share) to EnergySolutions in light of the decision not to pursue a competitive process to sell the Company is extraordinarily upsetting.

Based upon the above, you should clearly understand that Tontine Capital does not support the announced transaction with EnergySolutions and will strenuously oppose efforts to consummate the transaction on its current terms.  Furthermore, we strongly encourage the Board to be open minded to any and all bona fide expressions of interest which may present themselves as a result of the Company’s announcement of the sale transaction.

Bob, as you know, we established our position in the Company with a view toward being highly supportive and constructive holders of the Company’s shares over the long term.  Given the Board’s decision to sell the Company, it is imperative that the tremendous long term value that we see in Duratek is appropriately captured in any transaction for control of the Company.  We firmly believe the proposed sale to EnergySolutions does not convey such long term value to the Company’s shareholders.

We would be happy to discuss any aspect of this letter with you or your Board should such a conversation be desired.

Sincerely,

/s/ Jeffrey L. Gendell

Jeffrey L. Gendell
General Partner